Filed by Penn-America Group, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penn-America Group, Inc.

Commission File No.: 0-22316

[Text of October 15, 2004 E-Mail Sent to Penn-America Group, Inc.’s General Agents]

Attached is a joint announcement by Penn-America Group and United National Group, Ltd. It announces our merger agreement with them. United National Group, Ltd. will be renamed United America Indemnity, Ltd. (“UAI”).

I am very excited about this transaction. It puts P-A on a much larger financial platform and is an exciting challenge for me personally. I will become the President of UAI and will oversee all United States insurance company operations of both United National and Penn-America.

Joe Morris, our current Chief Financial Officer, who many of you know, will succeed me as the President and Chief Executive Officer of Penn-America and handle the day-to-day operations of Penn-America. Joe has an extensive operational background. After working with you and me for the last four years – Joe certainly understands and appreciates the E & S business.

I’m confident that Joe will continue the tradition of creating franchise value for a select group of general agents. He believes in it as I do. I will keep my hand in as Chairman of Penn-America Group in addition to my United America duties and my office will remain in Hatboro.

Here’s what won’t change - everything else! The Management team of John Curry and his Regional Managers, the rest of the Senior Management team and every other P-A employee you deal with everyday are staying right here in Hatboro. The philosophy of the Company isn’t changing either – we still want to be #1 at what we do in your office in exchange for the franchise relationship you’ve come to expect.

Rest assured the purpose of this transaction is not to change Penn-America – except to make it bigger and stronger.

As always, I’m available for your thoughts and comments.

Additional Information:

United National Group, Ltd. (“UNGL”) intends to file a registration statement on Form S-4 in connection with the transaction, and UNGL and Penn-America Group, Inc. (“PNG”) intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of UNGL’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of PNG’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by UNGL in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the transaction, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC’s web site at ww.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information:

This communication contains forward-looking information about PNG and the transactions with UNGL that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate” or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies.

PNG’s business and operations, as well as the combined business and operations of United America Indemnity, Ltd., are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: (1) ineffectiveness of their business strategy due to changes in current or future market conditions, (2) the effects of competitors’ pricing policies, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products, (3) greater frequency or severity of claims and loss activity than their underwriting, reserving or investment practices have anticipated, (4) decreased level of demand for their insurance products or increased competition due to an increase in capacity of property and casualty insurers; (5) risks inherent in establishing loss and loss adjustment expense reserves; (6) uncertainties relating to the financial ratings of their insurance subsidiaries; (7) uncertainties arising from the cyclical nature of their business; (8) changes in their relationships with, and the capacity of, their general agents; (9) the risk that their reinsurers may not be able to fulfill their obligations and (10) uncertainties relating to governmental and regulatory policies. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in PNG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as well as in the materials to be filed with the SEC. See “Additional Information” above. PNG does not make any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

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